                                                                  EXHIBIT (a)(9)
[ITT LOGO]                                                       ITT CORPORATION

CONTACT:                        Jim Gallagher                   George Sard/David Reno
                                ITT Corporation                 Sard Verbinnen & Co
                                212-258-1261                    212-687-8080

               ITT TO SPLIT INTO THREE SEPARATE PUBLIC COMPANIES

  WILL CREATE HOTEL/GAMING, TELEPHONE DIRECTORIES, TECHNICAL SCHOOLS COMPANIES

    WILL TENDER FOR 30 MILLION ITT SHARES, 26% OF TOTAL OUTSTANDING SHARES,
                 FOR $70 PER SHARE, OR A TOTAL OF $2.1 BILLION
--------------------------------------------------------------------------------

NEW YORK, JULY 16, 1997 -- ITT Corporation (NYSE: ITT) today announced its Board of Directors has unanimously approved a comprehensive plan designed to further sharpen ITT's strategic focus and enhance shareholder value through the tax-free creation of three independent public companies and a fixed-price stock tender for 30 million shares at $70 per share.

     The three new companies are:

     - ITT Destinations, Inc., a worldwide leader in hotels and gaming, with 424 existing hotels in 62 countries and casinos in Las Vegas, Atlantic City and other major gaming centers. It will focus on further increasing the value of the Sheraton and Caesars brands -- two of the best known and most respected names in the hotel and gaming industries.

     - ITT Corporation, whose sole asset will be 100% of ITT World Directories, Inc., one of the largest and most successful publishers of telephone directories and classified information outside the United States, with operations in Belgium, Ireland, Japan, The Netherlands, Puerto Rico, Portugal and South Africa. ITT has entered into an agreement with an affiliate of Clayton, Dubilier & Rice, Inc., a New York-based private investment firm, under which it will acquire a substantial minority interest in the World Directories company after the three-way split.

     - ITT Educational Services, Inc. (NYSE: ESI), a leading provider of post-secondary technical education with 60 ITT Technical Institutes operating in 27 states. ESI is currently 83.3% owned by ITT with the remaining 16.7% publicly held.

     ITT plans to repurchase 30 million shares, or approximately 26% of its total shares outstanding, for $70 per share, or $2.1 billion in total, through a cash tender offer. In connection with the allocation of debt obligations between ITT Destinations and the World Directories company, ITT also plans to offer to repurchase the entire $2.0 billion of existing ITT Corporation public debt, through a tender offer later in the year.

     The tender offers will be funded with proceeds of recent asset sales and bank financing. The Chase Manhattan Bank and Chase Securities Inc. have delivered a letter to ITT stating that they are highly confident they could successfully arrange the aggregate financings required for the tender offers, capitalization of ITT Destinations and the World Directories company, and working capital needs.

              1330 Avenue of the Americas, New York, NY 10019-5490
             Telephone (212) 258-1000 Facsimile (212) 258-1027/1028

     In addition to retaining their ITT shares (which will now represent ownership of the stand-alone World Directories), ITT shareholders will receive one new share in ITT Destinations, Inc. and approximately 0.25 of a share of ITT Educational Services for each existing ITT share.

     In approving the comprehensive plan, ITT's Board of Directors again voted unanimously to recommend that ITT shareholders reject Hilton's $55 per share partial tender offer and the proposed second-step "squeeze out" merger as inadequate and not in the best interests of ITT shareholders. The ITT Board reaffirmed its belief that the interests of ITT shareholders, as well as ITT employees, creditors, customers and the communities in which it operates, would best be served by the Company remaining independent and executing its plan.

     "Separating our lodging and gaming operations from ITT's other remaining assets is in keeping with our goal of creating current value for ITT shareholders while enhancing the long-term prospects and strategic opportunities for each business," said Rand V. Araskog, Chairman and Chief Executive of ITT, who will become Chairman and Chief Executive of ITT Destinations. "The actions we are announcing today are consistent with our concerted efforts to increase shareholder value, which began with the decision to divest ITT's stake in Alcatel, followed by the establishment of an independent Rayonier and our well-received split into three independent companies in 1995. These actions have created five leading companies in their respective industries."

     Since 1991, ITT has sold its entire stake in Alcatel and created four separate public companies: Rayonier (NYSE: RYN), Hartford Financial Services Group, Inc. (NYSE: HIG), ITT Industries, Inc. (NYSE: INN), and ITT Corporation (NYSE: ITT). Holders of ITT stock for the five years through 1996 have seen their investment outperform the S&P 500 Index by more than 70% and increase in aggregate value by approximately $10 billion during this same period.

     Araskog added, "Building on these earlier efforts and our successful recent asset sales, this latest initiative will further sharpen our focus, allowing management to concentrate on the growth and profitability of closely related businesses while enabling shareholders to make clear investment choices. ITT shareholders will own three dynamic companies on a tax-free basis and retain all the upside. Hilton cannot execute our plan because it could not do a tax-free spin-off of World Directories and ESI for five years, and it would have to pay at least $500 million in taxes if it carried out its promise to sell these assets, which have a very low tax basis."

     In addition to Araskog, ITT Destinations will be led by Robert A. Bowman, ITT's President and Chief Operating Officer, who will have the same role at the new company. Daniel P. Weadock, ITT Senior Vice President-Hotels, will continue to run its hotel business and Peter G. Boynton, ITT Senior Vice President-Gaming, will continue to run its gaming business.

     Gerald C. Crotty, ITT Senior Vice President and Chairman of ITT Information Services, Inc., will become Chief Executive of the independent directories business. ITT Educational Services will continue to be led by Rene R. Champagne, its Chairman and Chief Executive.

     ITT Corporation and ITT Destinations both expect to hold their 1997 annual shareholder meetings in November. ITT Corporation will remain a Nevada company with an 11-member Board of Directors, all of whom will stand for election in November. ITT Destinations will be incorporated in Nevada with a classified Board comprised of the 11 existing ITT directors, four of whom will stand for election in November. Most other major companies, including six of the largest hotel and gaming companies (Hilton Hotels, Marriott International, Host Marriott, Circus Circus, Mirage Resorts and Harrah's), have classified boards. ITT Educational Services will remain a Delaware corporation with its existing 10-member classified Board of Directors.

     In connection with the comprehensive plan, ITT has acquired from BellSouth Corporation (NYSE: BLS) the 20% of ITT World Directories it does not currently own for $254 million in cash. In a separate transaction last week, ITT World Directories declared and paid an $11 million dividend to BellSouth.

     Following the three-way split, Clayton, Dubilier & Rice (CD&R) would invest an initial $225 million in cash for a 32.9% interest in World Directories. Following the transaction with CD&R, World Directories would also have approximately $1.05 billion in debt, giving the company an initial total enterprise value of approximately $1.7 billion. CD&R would also receive 10-year warrants to buy common stock of the company at a 50% premium to CD&R's initial purchase price which, if exercised, would result in CD&R owning a 46.6% fully diluted interest in the World Directories company.

     "Since rejecting Hilton's inadequate offer five months ago and implementing our plan to create shareholder value, we have sold non-strategic assets at premium prices, generating approximately $1.5 billion in proceeds which we are returning to our shareholders," said Araskog. "Based on its leading worldwide market position, ITT Destinations will emerge from the split as a formidable competitor with the management depth and the financial strength to further expand its presence in the consolidating global hotel and gaming industries while delivering strong double-digit growth in earnings and cash flow. ESI and World Directories are strong companies which generate substantial cash flows. This tax-efficient split will allow all three companies to make the necessary strategic decisions that will create superior value for shareholders, as we have done with our previous spin-offs."

     "Both Sheraton and Caesars continue to build on their global leadership," said Robert A. Bowman, ITT President and Chief Operating Officer. "Since January of this year, we have acquired three hotels and signed or acquired 55 franchise agreements and management contracts in 15 different countries, totaling more than 15,000 rooms. We will continue to grow our portfolio of owned, managed and franchised hotels around the world, while further enhancing our presence in principal gaming centers. With extensive capital improvements to our major casinos in Las Vegas and Atlantic City targeted for completion by year-end, and with superior management now in place in each of these casinos, we are well positioned for accelerated earnings growth."

     "Moreover, Dan Weadock, Peter Boynton and their senior teams throughout the world have hundreds of years of experience in the hotel and gaming industries," added Bowman. "That experience, combined with widespread industry and customer recognition of their management talent and innovation, are additional reasons to expect strong growth in both hotel and gaming operations in the future."

     "World Directories, already the leading proprietary classified information business in the world, will have a powerful partner in Clayton, Dubilier & Rice, strong cash flow and many growth opportunities in a fragmented global market," said Gerald C. Crotty, who will be Chairman and CEO of the independent directories business.

     Rene R. Champagne, Chairman and CEO of ITT Educational Services, said: "ESI will have much greater public float and the same strong balance sheet, enabling us to exploit our leading position in the rapidly growing market for post-secondary technical educational services."

     ITT Corporation today consists of Sheraton, a premier hotel company which owns and/or manages 424 hotels in 62 countries; Caesars, the leading brand name in the gaming industry; and ownership interests in ITT World Directories (100%), ITT Educational Services (83.3%), and Madison Square Garden (10.2%). ITT has a definitive agreement to sell its 50% interest in New York City television station WBIS+ to Paxson Communications Corp. (ASE: PXN).